Exhibit 10.6

March 25, 2016 Revised

Jennifer Jarrett

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Dear Jennifer:

It is my great pleasure to offer you the position of Chief Financial Officer, reporting to David Hung, President, and Chief Executive Officer. We are very excited about the possibility of you joining our team, and we look forward to the prospect of working with you in our innovative company!

As an employee of Medivation Inc., (the Company) you will be eligible to participate in our benefits and compensation programs. The following outlines the terms of our offer:

Your annualized base salary will be $498,300 payable on the 15th and last day of each month.

Employees who join the Company between January 1 and September 30th will be eligible for a prorated bonus for their first year of employment. Bonuses are generally paid in the first quarter, following year that the bonus was earned. As such, you will be eligible for the 2016 corporate bonus paid out in the first quarter of 2017. The target bonus opportunity for your position is 50% of your base salary. The actual payout can vary based on your individual and company performance. The Board of Directors makes an assessment of company achievement against goals for purposes of annual bonus payouts generally in the first quarter of the following year.

We will recommend to Medivation’s Board of Directors or their designee that you be granted an option to purchase 119,885 shares of Medivation common stock, 29,971 restricted stock units (RSUs) and 29,971 performance stock units (PSUs). Upon vesting, each RSU will entitle you to receive one share of Medivation common stock.

Your options will have an exercise price equal to the fair market value of the shares, on the date the option is granted (as determined in accordance with Medivation’s Stock Option Grant Date Policy). The terms of your options will be governed in all respects by the terms of our 2004 Equity Incentive Award Plan and the stock option agreements. Your options will vest over a four-year period – 25% at the end of the first year, then 1/48th monthly thereafter over the ensuing three years. Your RSUs will vest over a three year period – one third on each of approximately the first, second and third anniversaries of the grant date. In the event there is a change of control of Medivation, your options would fully vest and become exercisable, and your RSUs and PSUs would also fully vest, automatically upon the occurrence of that event.

The Board of Directors or their designee generally considers and approves new hire grants according to Medivation, Inc. policy. Your options and RSUs will be submitted for Board approval following your first date of employment. A stock option agreement will be provided to you, after the Board of Directors has approved your grant. In addition, you may be eligible for future annual equity grants under the Plan based on the level of your position and your performance. Annual grants are typically made in the first quarter, of the year following a performance evaluation. Employees must be on board by September 30th, in order to be eligible for an annual grant.

As an employee of the Company you will be eligible to enroll in our comprehensive benefits program that includes health, dental, vision, basic life and basic personal accident insurance. Details of our benefits plans will be provided during your onboarding process and in the new hire orientation. I am also pleased to respond to any questions you may have regarding Medivation benefits as you consider our offer. All Medivation benefits are re-evaluated on an annual basis and are subject to change.

Paid Time Off (PTO) is an important benefit for all of our employees.  For your position and subject to the timely completion of your job responsibilities, PTO may be utilized at your discretion, with supervisory approval.

The Company offers a 401(k) plan with an employer match that provides you with the opportunity for pre- or post-tax, long-term savings. You may contribute up to the federal maximum, which is currently $18,000.

In addition, the Company offers an Employee Stock Purchase Plan (ESPP) - ESPP is a voluntary benefit that allows eligible employees to purchase shares of Medivation common stock at a discount through after tax payroll deductions. Eligible employees must enroll during the designated enrollment period. Additional information including a Prospectus and online enrollment instructions will be provided after your date of employment.

As a result of the 1986 Immigration Reform and Control Act, we are required to verify the identity and work authorization of all new employees. You will therefore be required to sign the Employment Eligibility Verification (Form I-9). We will need to examine original documents that satisfy these verification requirements, within 24 hours of your employment start date. This offer of employment is contingent upon your providing the necessary documentation within that period.

You will abide by the Company’s strict policy that prohibits any new employee from using or bringing with him/her all prior employers’ proprietary information, trade secrets, proprietary materials, and/or processes. Upon starting employment with Medivation Inc., you will be required to sign an Employee Confidentiality and Invention Assignment Agreement indicating, among other things, your agreement with this policy.

Employees are expected to devote all professional work time to the Company. If you would like to request an exception for special circumstances, you will need to obtain written permission from your manager.

By signing below you are indicating your understanding that should you accept a position at Medivation the employment relationship is based on the mutual consent of the employee and the Company. Accordingly, either you or the Company can terminate the employment relationship at will, at any time, with or without cause or advance notice.

This offer of employment is effective for 3 business days from the date of this letter and is contingent upon satisfactory completion of references and a background check. If all of the foregoing is satisfactory, please sign, date, and return the letter, within 3 business days. Please label the envelope attention Human Resources and mail it to Medivation, 525 Market Street 36th Floor, and San Francisco, CA 94105.  If you prefer, you may scan and email your signed offer letter to sandy.cooper@medivation.com

Jennifer, we are all enthusiastic about welcoming you to the Company and look forward to you joining our team.

Sincerely,

/s/ Sandy Cooper

Sandy Cooper

Senior Vice President, Human Resources

I accept employment with the Company on the foregoing terms.

/s/ Jennifer Jarrett
Jennifer Jarrett

3/26/16	4/23/16
Date Signed	Anticipated Start Date